Exhibit 99.1

Focus Media Reports First Quarter 2008 Results

SHANGHAI, China, June 5, 2008 – Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi- platform digital media company, today announced its unaudited financial results for the first quarter ended March 31, 2008.

Highlights for first quarter 2008:

● Total GAAP revenues grew 214.7% year-over-year to $161.6 million. Total GAAP revenues exclude $11.3 million of revenue from our mobile handset advertising business which is classified as discontinued operation.

● GAAP net loss for the first quarter was $53.8 million or $0.42 per fully diluted ADS. The GAAP net loss includes a non-recurring loss of $79.3 million resulting from the restructuring of our mobile handset advertising business.

● Focus Media provides gross margin, operating margin, net income and earnings per ADS on a non-GAAP basis that exclude non-cash share-based compensation expense, acquired intangible assets amortization expense and one-time items to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of non-GAAP Financial Measures”. Net income, excluding non-cash share-based compensation expenses, amortization of acquired intangible assets resulting from acquisitions and one-time charges relating to our discontinued operations (non-GAAP) for the first quarter was $44.8 million or $0.34 per fully diluted ADS.

● In the first quarter of 2008, digital out-of-home advertising revenue was $108.7 million, up 113.4% year-over-year.

■ Advertising service revenue from our commercial location network, including revenue from our LCD display networks, outdoor digital and non-digital billboard networks and movie theater advertising network, grew 96.8% year-over-year to $62.3 million.

■ Advertising service revenue from our in-store network, including revenues from CGEN Digital Media Company Limited (“CGEN”), was $17.3 million, an increase of 160.2% year-over-year. On January 2, 2008, we completed the acquisition of CGEN, which has significantly strengthened our market leadership in the in-store advertising market.

■ Advertising service revenue from our in-elevator poster frame network grew 130.3% year-over-year to $29.2 million

● Internet advertising revenue was $49.6 million in the first quarter of 2008.

Dr. Tan Zhi, Chief Executive Officer of Focus Media said, “Our Q1 2008 results were affected by the restructuring of our wireless handset advertising business announced previously. Our digital out-of-home and Internet advertising businesses continued to perform strongly in the first quarter. The recent earthquake in Sichuan province will have a negative impact on our operations in the second quarter, especially to advertising revenues from our networks in the earthquake region, namely Chengdu and Chongqing. However, we believe such affect will be limited to the near term and we continue to look for a strong second-half in 2008.”

First Quarter Financial Results

For the first quarter of 2008, Focus Media reported total revenues from continuing operations of $161.6 million, an increase of 214.7% compared to $51.3 million for the first quarter of 2007.

Our total digital out-of-home advertising revenue was $108.7 million in the first quarter of 2008, an increase of 113.4% from $51.0 million in the first quarter of 2007. In the first quarter of 2008, commercial location advertising revenue, outdoor LED and movie theatre advertising, was $62.3 million, contributing 57.3% of total digital out-of-home advertising revenue. Advertising service revenue from our in-store network was $17.3 million, or 15.9% of total digital out-of-home advertising revenue. Advertising service revenue from our in-elevator poster frame network placed primarily in the elevators of residential complexes was $29.2 million in the first quarter of 2008, or 26.8% of total digital out-of-home advertising revenue.

As of March 31, 2008, the total installed base of LCD displays and digital frames in our commercial location network was 119,240 nationwide, including 114,426 displays through our directly owned networks, and 4,814 displays through our regional distributors. The total number of displays installed in our in-store network including CGEN was 61,420 as of March 31, 2008. The total number of non-digital frames available for sale on our poster frame network was 225,473 as of March 31, 2008. In addition, as of March 31, 2008, we had 21,447 digital frames installed on our poster frame network.

Internet advertising service revenue was $49.6 million in the first quarter of 2008, lower than $57.2 million in the fourth quarter of 2008 due to seasonality, as the first quarter has historically been the Company’s weakest quarter for advertising revenues.

Gross profit for the first quarter of 2008 was $65.5 million, representing an increase of 129.7% compared to $28.5 million in the first quarter of 2007. In the first quarter 2008, GAAP gross margin for the company was 40.5%, as compared to 47.8% in the fourth quarter of 2007, mainly due to the contribution from the lower-margin Internet advertising operations. Excluding non-cash share-based compensation expense of $0.3 million and acquisition-related intangible asset amortization expense of $7.3 million in the cost of revenues, gross margin (non-GAAP) was 45.2% in the first quarter of 2008. In the first quarter of 2008, excluding non-cash share-based compensation expense and acquisition-related intangible asset amortization expense, digital out-of-home gross margin (non-GAAP) was 53.9%; Internet advertising gross margin (non-GAAP) was 26.3%.

In the first quarter of 2008, operating expenses totaled $39.2 million, including $3.3 million in acquired intangible asset amortization resulting from acquisitions and non-cash share-based compensation expense of $8.3 million. Selling and marketing expenses in the first quarter totaled $22.4 million, including $3.3 million in acquired intangible asset amortization and $4.6 million in share compensation expense. General and administrative expense in the first quarter was $18.6 million, including $3.7 million in share compensation expense. Our operating margin in the first quarter of 2008 was 16.3%. Excluding non-cash share-based compensation expense and acquired intangible asset amortization expense, our operating margin (non-GAAP) was 28.2% in the first quarter 2008 compared to 36.6% in the fourth quarter of 2007.

Total intangible amortization expense in the first quarter of 2008 resulting from historical acquisitions was $10.7 million. Non-cash share-based compensation expense was $8.6 million in the first quarter of 2008, or 5.3% of total revenues. Total income tax expense was $5.0 million.

In the first quarter of 2008, due to the restructuring of our mobile handset advertising business, we recorded a $79.3 million impairment charge to reduce the carrying value of the business to its estimated fair value less cost to sell and accrue for legal and contingent acquisition consideration payments. As a result, we incurred a GAAP loss for the first quarter of 2008 of $53.8 million, or $0.42 per fully diluted ADS. Net income excluding non-cash share-based compensation expense, acquired intangible assets amortization expense resulting from acquisitions and the non-recurring impairment charge resulted from the restructuring of mobile handset advertising business in the first quarter of 2008 (non-GAAP) was $44.8 million, or $0.34 per fully diluted ADS.

First quarter 2008 operating cash flow was $7.6 million. Day sales outstanding (“DSO”) was 127 days in the first quarter mainly due to the consolidation of $40.7 million accounts receivables from CGEN at the end of Q1 2008 and longer receivable cycles of our Internet advertising business. As of March 31, 2008, the company had cash and cash equivalents of $283.0 million.

BUSINESS OUTLOOK

Due to the impact of the recent earthquake in Sichuan province, our full year 2008 revenue guidance excluding discontinued wireless advertising operations is revised to be between $820 million to $850 million as compared to the previous guidance of between announced $860 million to $890 million, Full year 2008 net income from continued operations excluding share-based compensation expenses, amortization of intangible assets resulting from acquisitions and one-time non-recurring impairment charge resulted from the restructuring of mobile handset advertising business (non-GAAP) to be between US$240 million and US$260 million, or $1.76 to $1.91 per fully diluted ADS based on 136 million annual average total ADS equivalent shares outstanding, as compared to the previous guidance of between US$260 million and US$280 million.

The Company estimates its total revenues for the second quarter of 2008 will range from $190 million to $195 million. Second quarter 2008 net income excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) is expected to be between $54 million and $55 million or $0.40 to $0.41 per fully diluted ADS based on 133 million average total ADS equivalent shares outstanding.

ANNOUCEMENTS

Focus Media will hold an Analyst Day meeting on Monday June 30, 2008 in its headquarter office: 29/F, No. 369 Jiangsu Road, Shanghai, PR China to provide general updates on the business. Presentations by Focus Media’s management team are scheduled to begin at 1:00 p.m. and conclude by approximately 5:00 p.m. Beijing time.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per fully diluted ADS, all excluding non-cash share-based compensation and acquired intangible asset amortization expense resulting from acquisitions. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except share data)
(Unaudited)

1.	Reconciliation of GAAP gross profit, gross margin to Non-GAAP gross profit and gross margin.

		3 months ended March 31, 2008				3 months ended December 31, 2007
	GAAP	(a)	(b)	Non-GAAP	GAAP	(a)	(b)	Non-GAAP
Gross profit
Commercial location network	35,732	304	1,817	37,853	47,356	126	3,089	50,571
In-store network	28	—	857	885	(981)	—	-	(981)
Poster frame network	17,533	—	2,348	19,881	19,773	—	3,830	23,603
Digital out-of-home	53,293	304	5,022	58,619	66,148	126	6,919	73,193

Mobile Handset Advertising Network	(492)	—	145	(347)	(566)	—	—	(566)
Internet Advertising	10,872	—	2,164	13,036	15,076	—	2,165	17,241
Others	1,787	—	—	1,787	(63)	—	—	(63)
Total	65,460	304	7,331	73,095	80,595	126	9,084	89,805

Gross margin
Commercial location network	57.4%	0.5%	2.9%	60.8%	64.5%	0.2%	4.2%	68.9%
In-store network	0.2%	0.0%	5.0%	5.1%	(15.2%)	0.0%	0.0%	(15.2%)
Poster frame network	60.1%	0.0%	8.0%	68.1%	63.4%	0.0%	12.3%	75.7%
Digital out-of-home	49.0%	0.3%	4.6%	53.9%	59.6%	0.1%	6.2%	65.9%

Mobile Handset Advertising Network	(298.2%)	0.0%	87.9%	(210.2%)	(379.9%)	0.0%	0.0%	(379.9%)
Internet Advertising	21.9%	0.0%	4.4%	26.3%	26.4%	0.0%	3.8%	30.1%
Others	57.8%	0.0%	0.0%	57.8%	(20.3%)	0.0%	0.0%	(20.3%)
Total	40.5%	0.2%	4.5%	45.2%	47.8%	0.1%	5.4%	53.2%

(a)	To adjust share-based compensation expenses

(b)	To adjust amortization of acquisition related intangible assets

2.	Reconciliation of net income, earnings per share and operating margin from GAAP to Non-GAAP:

	Three months ended
	2008-3-31	2007-3-31	2007-12-31
GAAP net income / (loss) attributable to
shareholders	$(53,810)	$16,292	$43,816
Amortization of acquired intangible assets	10,680	1,932	16,862
Share-based compensation	8,624	4,517	7,338
Loss from impairment of discontinued operations (Note 8)	79,322	—	—

Non-GAAP net income	$44,816	$22,741	$68,016

GAAP income/(loss) per ADS — basic	$(0.42)	$0.15	$0.35

GAAP income/(loss) per ADS — diluted	$(0.42)	$0.15	$0.34

Non-GAAP income per ADS — basic	$0.35	$0.21	$0.54

Non-GAAP income per ADS — diluted	$0.34	$0.21	$0.52

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	128,049,333	107,179,635	125,710,757

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	131,394,654	110,390,777	129,831,533

GAAP income from operations	$26,310	$11,836	$40,583
Amortization of acquired intangible assets	10,680	1,637	13,879
Share-based compensation	8,624	4,517	7,338
Non-GAAP income from operations	$45,614	$17,990	$61,880

Non-GAAP operating margin	28.2%	35.0%	36.6%

TODAY’S CONFERENCE CALL

The Company will host a conference call to discuss the first quarter 2008 results at 9:00 p.m. U.S. Eastern Time on June 5, 2008 (6:00 p.m. U.S. Pacific Time on June 5, 2008 and 9:00 a.m. Beijing/Hong Kong Time on June 6, 2008). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1- 800-638-5439, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-614-3945; Pass code: 25224862.

A replay of the call will be available from June 5, 2008 until June 12, 2008 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 22983881.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of March 31, 2008, Focus Media’s digital out-of-home advertising network had approximately 119,200 LCD display in its commercial location network, approximately 61,400 LCD displays in its in-store network and 246,900 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	2008-3-31	2007-12-31
ASSETS
Current assets
Cash and cash equivalents	$282,953	$450,416
Investment in equity securities	128,550	90,145
Accounts receivables, net	251,774	206,102
Inventories	2,023	1,654
Prepaid expenses and other current assets	23,608	58,885
Deposit paid for acquisition of subsidiaries	49,730	40,402
Amount due from related parties	3,825	5,092
Rental deposits	34,763	28,763
Total assets of discontinued operations	17,512	—
Total current assets	$794,738	$881,459
Rental deposits	6,582	5,302
Equipment, net	129,483	95,478
Acquired intangible assets, net	197,083	155,717
Goodwill	1,048,516	943,398
Other long term assets	43,801	58,183

Total assets	$2,220,203	$2,139,537

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term debt	$370	$—
Accounts payable	69,903	50,379
Accrued expenses and other current liabilities	207,509	190,313
Income taxes payable	24,666	21,391
Amount due to related parties	14,260	12,977
Deferred tax liabilities	14,625	1,227
Total liabilities of discontinued operations	35,592	—

Total current liabilities	$366,925	$276,287
Deferred tax liabilities	10,140	6,393

Total liabilities	$377,065	$282,680

Minority interests	2,083	1,913
Shareholders’ equity
Ordinary shares	32	32
Additional paid in capital	1,594,706	1,581,580
Retained earnings	182,908	236,718
Accumulated other comprehensive income	63,409	36,614

Total shareholders’ equity	$1,841,055	$1,854,944

Total liabilities and shareholders’ equity	$2,220,203	$2,139,537

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended
	2008-3-31	2007-3-31	2007-12-31
Gross revenues (note 4):
Digital out-of-home:
Commercial locations	$67,957	$34,918	$80,128
In-store network	19,077	7,326	7,150
In-elevator poster frame network	31,841	13,854	34,079
Mobile handset advertising	174	—	156
Internet advertising	51,450	—	59,318
Other revenue	3,090	381	310

Total gross revenues	173,589	56,479	181,141
Less: Sales taxes	12,026	5,147	12,434

Total revenues	161,563	51,332	168,707

Cost of revenues (note 5):
Digital out-of-home
Commercial locations	26,558	12,898	26,034
In-store network	17,243	5,027	7,456
In-elevator poster frame network	11,646	4,746	11,419
Mobile handset advertising	657	—	715
Internet advertising	38,696	—	42,115

Total advertising service costs	94,800	22,671	87,739
Other costs	1,303	165	373

Total cost of revenues	96,103	22,836	88,112

Gross profit	65,460	28,496	80,595

Operating expenses:
General and administrative (note 5)	18,568	8,578	16,593
Selling and marketing (note 5)	22,412	9,338	24,956
Other operating (income)/expenses, net	(1,830)	(1,256)	(1,537)
Total operating expenses	39,150	16,660	40,012

Income from operations	26,310	11,836	40,583
Interest income, net	2,347	2,716	3,492
Other income (expenses), net	223	70	2,702

Income before tax and minority interests	28,880	14,622	46,777

Income tax expense
- Current	5,749	965	4,754
- Deferred	(713)	(125)	(267)
Total income taxes	5,036	840	4,487

Income before minority interests	23,844	13,782	42,290
Minority Interests	198	(31)	713

Net income from continued operations	23,646	13,813	41,577

(Net loss)/income from discontinued operations	(76,852)	2,607	3,401
Income tax	604	128	1,162

Net income/(loss) from discontinued operations	(77,456)	2,479	2,239

Net income/(loss) attributed to shareholders	(53,810)	16,292	43,816
Income from continued operations — basic	$0.18	$0.13	$0.33

Income from continued operations — diluted	$0.18	$0.13	$0.32

Income from discontinued operations — basic	$(0.60)	$0.00	$0.02

Income from discontinued operations — diluted	$(0.60)	$0.00	$0.02

Income per ADS — basic	$(0.42)	$0.13	$0.35

Income per ADS — diluted	$(0.42)	$0.13	$0.34

Shares used in calculating basic income per ADS	128,049,333	107,179,635	125,710,757

Shares used in calculating diluted income per ADS	131,394,654	110,390,777	129,831,533

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	2008-3-31	2007-3-31	2007-12-31
Operating activities:
Net income/(loss)	$(53,810)	$16,292	$43,816
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Minority interest	198	(31)	713
Impairment provisions	79,322	—	—
Bad debt provision	1,415	796	920
Share based compensation	8,624	4,517	7,338
Depreciation and amortization	6,481	3,838	6,223
Amortization of acquired intangible assets	10,680	1,932	16,862
Changes in assets and liabilities, net of effects of acquisitions	(45,294)	(3,369)	(10,435)

Net cash provided by operating activities	$7,616	$23,975	$65,437

Investing activities:
Purchase of equipment and other long term assets	(18,795)	(6,633)	(18,852)
Acquisition of an intangible asset	(1,767)	—	—
Purchase of subsidiaries, net of cash acquired	(84,989)	(52,260)	(34,041)
Deposits paid to acquire subsidiaries	(13,369)	(20,069)	(15,796)
Issuance of loan receivables	—	—	(30,000)
Purchases of available-for-sale securities	(37,688)	(21,980)	(38,632)
Net cash used in investing activities	$(156,608)	$(100,942)	$(137,321)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	4,503	117,195	326,272
Proceeds from short-term debts	370	—	—
Capital injection from minority shareholders	214	97	—
Repayment of short-term debts	(30,041)	(3,115)	—

Net cash provided by/(used in) financing activities	$(24,954)	$114,177	$326,272

Effect of exchange rate changes	19,498	2,742	5,785

Net (decrease) increase in cash and cash equivalents.	$(154,448)	$39,952	$260,173
Cash and cash equivalents, beginning of period	450,416	164,611	190,243

Cash and cash equivalents, end of period	$295,968	$204,563	$450,416

Supplemental disclosure of cash flow information:
Income taxes paid	$1,790	$280	$211

Interest paid	$—	$—	$8

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Value of ordinary share consideration	$—	$154,281	$—
Accounts payable	$25,247	$3,892	$16,935

Notes:

Note 1:	Basic income per ADS is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADS outstanding during the year/period. Diluted income per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.
Note 2:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.019 on March 31, 2008 for balance sheet accounts which dominated in RMB.
Note 3:	Following the restructuring of our mobile handset advertising business, we have disposed of, or have determined we will dispose of,
10 subsidiaries, which were mainly focusing on the push-based mobile advertising business. Each of these subsidiaries represented a component of an entity as defined by SFAS No.144 “Accounting for the impairment or Disposal of Long-lived Assets”. As such, we have classified these subsidiaries as a discontinued operation for all periods presented. Revenue related to discontinued operations was approximately $11.3 million, $6.0 million and $15.8 million for each of the three months ended March 31, 2008, 2007 and December 31, 2007, respectively.
Note 4:	Details of net revenues are as follows (U.S. Dollars in thousands):

	Three months ended
	2008-3-31	2007-3-31	2007-12-31
Gross Advertising Service Revenue:
Digital out-of-home:

Commercial locations
- Unrelated parties	$67,580	$32,413	$80,021
- Related parties	377	2,505	107

Total Commercial Locations	67,957	34,918	80,128

In-store Network
- Unrelated parties	19,077	6,011	7,150
- Related parties	—	1,315	—

Total in-store network	19,077	7,326	7,150

In-elevator Poster Frame Network
- Unrelated parties	31,841	13,845	34,025
- Related parties	—	9	54
Total In-elevator Poster Frame Network	31,841	13,854	34,079
Mobile handset advertising

- Unrelated parties	174	—	156
- Related parties	—	—	—

Total mobile handset advertising	174	—	156

Internet advertising

- Unrelated parties	51,079	—	58,965
- Related parties	371	—	353

Total internet advertising	51,450	—	59,318

Gross Advertising Services Revenue:	170,499	56,098	180,831

Less: Sales taxes:
Digital out-of-home:
Commercial locations:	5,667	3,274	6,738
In-store Network	1,806	688	675
In-elevator Poster Frame Network	2,662	1,185	2,887
Mobile handset advertising	9	—	7
Internet advertising	1,882	—	2,127

Total sales taxes:	12,026	5,147	12,434

Net Advertising Service Revenue	158,473	50,951	168,397
Add: Other revenue:	3,090	381	310

Net revenues:	$161,563	$51,332	$168,707

Note 5: Share-based compensation expense is comprised of the following (U.S. Dollars in thousands):

	Three months ended
	2008-3-31	2007-3-31	2007-12-31
Cost of revenues	$304	$281	$126
Selling and marketing	4,577	2,061	3,005
General and administrative	3,743	2,175	4,207

Sub-total	$8,624	$4,517	$7,338

Note 6: The Company has performed preliminary purchase price allocation on their acquisition of CGEN, which occurred in the first quarter of 2008 based on an internal valuation performed by management.  The purchase price allocation will be finalized once management has assessed the pending results of independent third party valuations.

Note 7: Earnings per ADS is based on the new conversion ratio of 1 ADS to 5 ordinary shares, effective as of April 11, 2007. The comparative numbers haven been adjusted to reflect the conversion.

Note 8: The $79.3 million impairment charge resulting from wireless handset advertising business restructuring includes 1) impairment loss of acquired intangibles and goodwill of $14.4 million and $23.2 million, respectively; 2) contingent purchase consideration and legal cost accrual of $19.1 million; and 3) $22.6 million loss from write-down the carry amount of the discontinued operations other than acquired intangibles and goodwill to its fair value.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

1.	Reconciliation of GAAP gross profit, gross margin to Non-GAAP gross profit and gross margin.

		3 months ended March 31, 2008				3 months ended December 31, 2007
	GAAP	(a)	(b)	Non-GAAP	GAAP	(a)	(b)	Non-GAAP
Gross profit
Commercial location network	35,732	304	1,817	37,853	47,356	126	3,089	50,571
In-store network	28	—	857	885	(981)	—	-	(981)
Poster frame network	17,533	—	2,348	19,881	19,773	—	3,830	23,603
Digital out-of-home	53,293	304	5,022	58,619	66,148	126	6,919	73,193

Mobile Handset Advertising Network	(492)	—	145	(347)	(566)	—	—	(566)
Internet Advertising	10,872	—	2,164	13,036	15,076	—	2,165	17,241
Others	1,787	—	—	1,787	(63)	—	—	(63)
Total	65,460	304	7,331	73,095	80,595	126	9,084	89,805

Gross margin
Commercial location network	57.4%	0.5%	2.9%	60.8%	64.5%	0.2%	4.2%	68.9%
In-store network	0.2%	0.0%	5.0%	5.1%	(15.2%)	0.0%	0.0%	(15.2%)
Poster frame network	60.1%	0.0%	8.0%	68.1%	63.4%	0.0%	12.3%	75.7%
Digital out-of-home	49.0%	0.3%	4.6%	53.9%	59.6%	0.1%	6.2%	65.9%

Mobile Handset Advertising Network	(298.2%)	0.0%	87.9%	(210.2%)	(379.9%)	0.0%	0.0%	(379.9%)
Internet Advertising	21.9%	0.0%	4.4%	26.3%	26.4%	0.0%	3.8%	30.1%
Others	57.8%	0.0%	0.0%	57.8%	(20.3%)	0.0%	0.0%	(20.3%)
Total	40.5%	0.2%	4.5%	45.2%	47.8%	0.1%	5.4%	53.2%

(c)	To adjust share-based compensation expenses

(d)	To adjust amortization of acquisition related intangible assets

2.	Reconciliation of net income, earnings per share and operating margin from GAAP to Non-GAAP:

	Three months ended
	2008-3-31	2007-3-31	2007-12-31
GAAP net income / (loss) attributable to
shareholders	$(53,810)	$16,292	$43,816
Amortization of acquired intangible assets	10,680	1,932	16,862
Share-based compensation	8,624	4,517	7,338
Loss from impairment of disposal group (Note 8)	79,322	—	—

Non-GAAP net income	$44,816	$22,741	$68,016

GAAP income/(loss) per ADS — basic	$(0.42)	$0.15	$0.35

GAAP income/(loss) per ADS — diluted	$(0.42)	$0.15	$0.34

Non-GAAP income per ADS — basic	$0.35	$0.21	$0.54

Non-GAAP income per ADS — diluted	$0.34	$0.21	$0.52

Shares used in calculating basic GAAP /Non-GAAP income per ADS	128,049,333	107,179,635	125,710,757

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	131,394,654	110,390,777	129,831,533

GAAP income from operations	$26,310	$11,836	$40,583
Amortization of acquired intangible assets	10,680	1,637	13,879
Share-based compensation	8,624	4,517	7,338
Non-GAAP income from operations	$45,614	$17,990	$61,880

Non-GAAP operating margin	28.2%	35.0%	36.6%